UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023 (Report No. 3)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 2, 2023, the Company entered into an amendment (the “Amendment”) to the loan facility agreement dated May 9, 2021 and amended and restated on June 30, 2021 (the “Loan Agreement”) among Israel Bar, the Company’s Chief Executive Officer, director and largest shareholder, and Joseph Gottlieb, a director and the Company’s second largest shareholder, pursuant to which the Company (i) amended the repayment terms set in the Loan Agreement to provide that the amounts outstanding under the Loan Agreement shall be due and payable in 24 equal monthly payments, commencing on February 4, 2024, subject to the availability of available free cash (as defined in the Amendment) of the Company and (ii) clarified that the total amount due to Mr. Gottlieb under the Loan Agreement is NIS 1,020,347 (approximately $317,371). The total outstanding amount under the Loan Agreement after giving effect to the Amendment was NIS 3,480,305.88 (approximately $1,088,250).

The Amendment was approved by the Board of Directors (the “Board”) of the Company and by the Audit Committee of the Board in accordance with the Israeli Companies Law, 5759-1999 and regulations.

The foregoing summary of the Amendment is subject to and qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 10.1 to this Form 6-K and is incorporated by reference herein.

This Report on Form 6-K, including its exhibit, is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-262910), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
10.1	Amendment to Loan Facility Agreement, dated March 2, 2023, by and among Maris-Tech Ltd., Israel Bar and Joseph Gottlieb.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: March 6, 2023	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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